Exhibit 99.1

25 Sawyer Passway • Fitchburg, MA 01420 • (978) 345-5000

AMEX: HRT
FOR IMMEDIATE RELEASE	Contact: David A. Garrison
Website: http://www.arthrt.com	(978) 345-5000
May 7, 2004

Arrhythmia Research Technology, Inc.
Announces Asset Purchase

Fitchburg, MA

        Arrhythmia Research Technology, Inc. (“ART”) today announced that its wholly-owned subsidiary, Micron Products, Inc., (“Micron”) the world’s largest manufacturer of Silver/Silver Chloride and Conductive Resin Sensors used in disposable ECG, EKG and EEG monitoring and diagnostic electrodes, has completed the purchase of substantially all of the operating assets of privately-held New England Molders, Inc. (“NEMI”) of Shrewsbury, Massachusetts. Micron paid NEMI a total purchase price of $1,500,000, including $1,100,000 in cash and $400,000 in ART common stock or cash at ART’s option. Micron funded the cash portion of the purchase out of working capital. The Company expects the NEMI acquisition to be accretive to its earnings during the balance of fiscal 2004.

        James Rouse, President and CEO commented, “NEMI is an excellent fit for Micron operationally, financially and strategically. We believe the diversification that the New England Molders division brings to Micron’s product line provides immediate value to our customers and our shareholders. In addition to the expected synergies in engineering, manufacturing, and administration, the fact that medical products are close to fifty percent of NEMI’s approximately $2,000,000 in sales should create significant opportunities in sales and marketing. NEMI’s other markets, including electronics, industrial, consumer and defense related products, represent an immediate diversification and opportunity for Micron. This acquisition is an important step for us in our quest to build on our foundation as we seek to achieve sustained growth and increase shareholder value over the long term through diversification, product development and acquisition.”

        The Company, through Micron, produces silver-plated and conductive resin sensors as a component part of disposable ECG electrodes. The Company also produces proprietary signal-averaging electrocardiographic (SAECG) software used in the detection and treatment of potentially lethal heart arrhythmias and distributes metal snaps to its sensor customers.

        Forward-looking statements made herein are based on current expectations of ART and involve a number of risks and uncertainties and should not be considered as guarantees of future performance. The factors that could cause actual results to differ materially include: interruptions or cancellations of existing contracts, impact of competitive products and pricing, product demand and market acceptance, risks, the presence of competitors with greater financial resources than ART, product development and commercialization risks, changing economic conditions in developing countries, and an inability to arrange additional debt or equity financing.